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September 2, 2004

VIA EDGAR DIRECT TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	BlueLinx Holdings Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

        On behalf of our client, BlueLinx Holdings Inc., we are transmitting for filing with the Securities and Exchange Commission (the "SEC") the attached Registration Statement on Form S-1.

        The filing fee in the amount of $19,005.00 has been paid by wire transfer to the account of the SEC.

        Please contact the undersigned at (212) 756-2153 with any questions concerning this submission.

Very truly yours,
/s/ EDWARD SCHAUDER
cc:	Barbara V. Tinsley, Esq. BlueLinx Holdings Inc. General Counsel and Secretary
Michael R. Littenberg, Esq. Schulte Roth & Zabel LLP Partner